UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Infrastructure and Energy Alternatives, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

45686J104

(CUSIP Number)

Todd E. Molz

General Counsel, Chief Administrative Officer & Managing Director

Oaktree Capital Group, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45686J104	SCHEDULE 13D	Page 2 of 31

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infrastructure and Energy Alternatives, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,600,980*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 22,600,980*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,600,980*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%
14	TYPE OF REPORTING PERSON OO

*	In its capacity as the direct beneficial owner of 22,600,980 shares of common stock of the Issuer.

CUSIP No. 45686J104	SCHEDULE 13D	Page 3 of 31

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OT POF IEA Preferred B Aggregator, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,018,374*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,018,374*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,374*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON PN

*	In its capacity as the direct beneficial owner of warrants exercisable for 1,018,374 shares of common stock of the Issuer.

CUSIP No. 45686J104	SCHEDULE 13D	Page 4 of 31

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OT POF IEA Preferred B Aggregator GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,018,374*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,018,374*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,374*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the general partner of OT POF IEA Preferred B Aggregator, L.P.

CUSIP No. 45686J104	SCHEDULE 13D	Page 5 of 31

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Power Opportunities Fund III Delaware, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,619,354*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 23,619,354*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,619,354*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.4%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the controlling equityholder of Infrastructure and Energy Alternatives, LLC and the managing member of OT POF IEA Preferred B Aggregator GP, LLC.

CUSIP No. 45686J104	SCHEDULE 13D	Page 6 of 31

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,619,354*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 23,619,354*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,619,354*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.4%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the general partner of Oaktree Power Opportunities Fund III Delaware, L.P.

CUSIP No. 45686J104	SCHEDULE 13D	Page 7 of 31

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,619,354*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 23,619,354*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,619,354*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.4%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 45686J104	SCHEDULE 13D	Page 8 of 31

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,619,354*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 23,619,354*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,619,354*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.4%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 45686J104	SCHEDULE 13D	Page 9 of 31

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,619,354*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 23,619,354*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,619,354*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.4%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 45686J104	SCHEDULE 13D	Page 10 of 31

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,619,354*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 23,619,354*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,619,354*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.4%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 45686J104	SCHEDULE 13D	Page 11 of 31

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,666,258*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 23,666,258*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,666,258*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.6%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 45686J104	SCHEDULE 13D	Page 12 of 31

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,904*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 46,904*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,904*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

*

Solely in its capacity as managing member of OCM FIE, LLC. Oaktree Capital Management GP LLC (“OCM GP LLC”) is the general partner of Oaktree Capital Management, L.P. and has the power to direct the management of Oaktree Capital Management, L.P. including its decisions with respect to the Subject Shares; Atlas OCM Holdings LLC (“Atlas OCM LLC”) is the sole managing member of OCM GP LLC and has the power to direct the management of OCM GP LLC including its decisions with respect to the Subject Shares; Atlas OCM LLC is managed by its ten member board of directors.

CUSIP No. 45686J104	SCHEDULE 13D	Page 13 of 31

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM FIE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,904*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 46,904*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,904*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

*	Solely pursuant to the policies of OCM and by virtue of the securities held by Messrs. Peter Jonna and Ian Schapiro, each a member of the issuer’s board of directors.

CUSIP No. 45686J104	SCHEDULE 13D	Page 14 of 31

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D amends and supplements Amendment No. 1 to Schedule 13D (“Amendment No. 1”), filed on January 22, 2019, Amendment No. 2 to Schedule 13D (“Amendment No. 2”), filed on May 29, 2019, Amendment No. 3 to Schedule 13D (“Amendment No. 3”), filed on August 16, 2019 and Amendment No. 4 to Schedule 13D (“Amendment No. 4”), filed on October 10, 2019, each of which amended and supplemented the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 5, 2018 (together with Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule 13D”), relating to Infrastructure and Energy Alternatives, Inc. (the “Issuer”).

As further described in Item 6 below, the Reporting Persons are party to certain agreements with Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P. (the “Ares Entities”). As a result, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section
13(d)(3) of the Act, comprised of the Reporting Persons and the Ares Entities. The Reporting Persons expressly disclaim any membership in a group with the Ares Entities. It is the understanding of the Reporting Persons that the Ares Entities are filing a separate Schedule 13D with respect to the shares of Common Stock beneficially owned by the Ares Entities. The beneficial ownership of the Reporting Persons does not include any shares of Common Stock that may be beneficially owned by any of the Ares Entities, and the Reporting Persons disclaim beneficial ownership over such shares.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the Common Stock, $0.0001 par value per share (“Common Stock”) of the Issuer, a Delaware corporation, with principal executive offices at 6325 Digital Way, Suite 460, Indianapolis, Indiana 46278.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following paragraph:

As described in Item 6 of the Schedule 13D, on October 29, 2019, Oaktree LLC, Oaktree and Aggregator LP (collectively, the “Oaktree Entities”) entered into the Tranche 2 Equity Commitment Agreement (as defined below), pursuant to which Aggregator LP committed to purchase (i) up to 7,500 shares of Series B-3 Preferred Stock and approximately 257,812 Warrants (as defined below) for an aggregate purchase price of up to $7.5 million, subject to the satisfaction of certain conditions and (ii) up to an additional 7,500 shares of Series B-3 Preferred Stock and approximately 257,812 Warrants for an aggregate purchase price of up to $7.5 million, to the extent the shares of Series B-3 Preferred Stock and corresponding Warrants are not purchased by the Issuer’s common stockholders in the Rights Offering (as defined below) (or if the proceeds from the Rights Offering are not used to repay the Issuer’s term loan). The source of funds for the purchase of such shares of Series B-3 Preferred Stock and the corresponding Warrants, if any, is expected to be available cash.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired the Subject Shares, the Series A Preferred Stock, the Series B-1 Preferred Stock and the Warrants, and, subject to the satisfaction of certain material conditions, will acquire the Series B-3 Preferred Stock and the corresponding Warrants, for investment purposes.

Pursuant to the Second Amended and Restated Investor Rights Agreement (as defined below), as described in Item 6 hereof, Oaktree is entitled to nominate up to two individuals to serve as members of the board of directors of the Issuer (the “Board”). Mr. Ian Schapiro and Mr. Peter Joanna have been appointed to the Board pursuant to such agreement.

The response to Item 6 is incorporated by reference into this Item 4.

The Reporting Persons will continuously evaluate the Issuer’s businesses, strategies, prospects, management, governance, operations, performance, financial matters, capital structure, corporate expenses, backlog and prospects, status of projects, market positions, strategic and other transactions (including transactions involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders of the Issuer), alternative investment opportunities and all other factors deemed relevant in determining whether additional securities will be acquired by the Reporting Persons or, if applicable, their affiliates or whether the Reporting Persons or, if applicable, any such affiliates will dispose of shares of Common Stock or other securities. At any time, additional shares of Common Stock or other securities of the Issuer may be acquired or some or all of the shares of Common Stock or other securities that are beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Other than as described in this Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the

CUSIP No. 45686J104	SCHEDULE 13D	Page 15 of 31

Covered Persons has any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons have held and may hold discussions with or make informal recommendations or formal proposals to management or the Board, including any special committees of the Board and their respective advisors, other shareholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

As of the date of this Amendment No. 5, the Reporting Persons beneficially owned that number of shares of Common Stock (the “Subject Shares”) set forth on the cover pages hereto, which information is incorporated herein by reference. Based on the most recent Form 10-Q filed with the SEC by the Issuer on August 14, 2019, there are 22,252,489 shares of Common Stock outstanding as of August 14, 2019 (“Shares Outstanding”). The aggregate percentage of shares of Common Stock reported as owned by each of OT POF IEA Preferred B Aggregator, L.P. (“Aggregator LP”) and OT POF IEA Preferred B Aggregator GP, LLC (“Aggregator GP”) is based on (i) the Shares Outstanding and (ii) the 1,018,374 shares of Common Stock issuable upon exercise of the Warrants. The aggregate percentage of shares of Common Stock reported as owned by Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”) is based on (i) the Shares Outstanding and (ii) the 12,287,480 shares of Common Stock issuable upon conversion of the Series A Preferred Stock. The aggregate percentage of shares of Common Stock reported as owned by each of Oaktree Power Opportunities Fund III Delaware, L.P. (“Oaktree”), Oaktree Fund GP, LLC (“GP”), Oaktree Fund GP I, L.P. (“GP I”), Oaktree Capital I, L.P. (“Capital I”), OCM Holdings I, LLC (“Holdings I”), Oaktree Holdings, LLC (“Holdings LLC”) and Oaktree Capital Group, LLC (“OCG”) is based on (i) the Shares Outstanding, (ii) the 1,018,374 shares of Common Stock issuable upon exercise of the Warrants and (iii) the 12,287,480 shares of Common Stock issuable upon conversion of the Series A Preferred Stock. The aggregate percentage of shares of Common Stock reported as owned by each of Oaktree Capital Management, L.P. (“OCM”) and OCM FIE, LLC (“FIE”) is based on the Shares Outstanding. In accordance with the Amended Series A Certificate, the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock prior to the Tranche 2 First Closing Date (as defined below) is calculated by dividing (i) the Stated Value by (ii) the VWAP per share of common stock for the 30 consecutive trading days ending on the trading day immediately preceding the conversion date. In the event the Series A Preferred Stock is converted following an uncured non-payment, failure or default event, or if a holder of Series A Preferred Stock is converting (i) when the terms of the Series B Preferred Stock or the Issuer’s existing senior credit agreement would prohibit the payment of cash dividends or (ii) when any shares of Series B Preferred Stock is outstanding, for the purposes of the foregoing calculation, VWAP per share will be multiplied by 90%. The “VWAP per share” is defined as the per share volume-weighted average price as reported by Bloomberg (as further described in the Amended Series A Certificate). The foregoing calculations assume a conversion date of October 30, 2019 and do not give effect to the Exchange because the consummation of the Exchange is subject to material conditions outside of the control of the Reporting Persons.

Oaktree LLC may be deemed to directly beneficially own 22,600,980 shares of Common Stock, which is 65.4% of the Issuer’s Common Stock outstanding, and has sole power to vote and dispose of such shares. Such shares of Common Stock includes the 12,287,480 shares of Common Stock issuable upon conversion of the Series A Preferred Stock. In addition, as further described in Item 6 below, pursuant to the terms of the Exchange Agreement (as defined below), Oaktree LLC is expected to exchange 50% of the outstanding Series A Preferred Stock, at the Tranche 2 First Closing for shares of Series B-3 Preferred Stock and Warrants. Such shares of Series B-3 Preferred Stock issuable upon the Exchange are not included in the number of shares set forth above because the Series B-3 Preferred Stock are not convertible into shares of Common Stock. The shares of Common Stock underlying such Warrants are not included in the number of shares set forth above because the issuance of the Warrants has not occurred and such issuance pursuant to the Exchange Agreement is subject to material conditions outside of the control of the Reporting Persons.

Aggregator LP may be deemed to directly beneficially own 1,018,374 shares of Common Stock comprised of shares issuable upon exercise of the Warrants, which is 4.4% of the Issuer’s Common Stock outstanding, and has sole power to vote and dispose of such shares upon exercise of the Warrants. Aggregator LP also owns shares of Series B-1 Preferred Stock, which are not convertible into shares of Common Stock, and therefore are not included in the number of shares set forth in the preceding sentence. As further described in Item 6 below, pursuant to the terms of the Tranche 2 Equity Commitment Agreement (as defined below), Aggregator LP has committed to purchase (i) up to 7,500 shares of Series B-3 Preferred Stock and approximately 257,812 Warrants, subject to the satisfaction of certain material conditions and (ii) up to an additional 7,500 shares of Series B-3 Preferred Stock and approximately 257,812 Warrants, to the extent the shares of Series B-3

CUSIP No. 45686J104	SCHEDULE 13D	Page 16 of 31

Preferred Stock and corresponding Warrants are not purchased by the Issuer’s common stockholders in the Rights Offering (as defined below) (or if the proceeds from the Rights Offering are not used to repay the Issuer’s term loan). Such shares of Series B-3 Preferred Stock issuable pursuant to the terms of the Tranche 2 Equity Commitment Agreement are not included in the number of shares set forth in the preceding sentence because the Series B-3 Preferred Stock are not convertible into shares of Common Stock. The shares of Common Stock underlying such Warrants are not included in the number of shares set forth in the preceding sentence because the issuance of the Warrants has not occurred and such issuance pursuant to the Tranche 2 Equity Commitment Agreement is subject to material conditions outside of the control of the Reporting Persons.

Aggregator GP, in its capacity as the general partner of Aggregator LP has the ability to direct the management of Aggregator LP’s business, including the power to direct the decisions of Aggregator LP regarding the vote and disposition of securities held by Aggregator LP, therefore, Aggregator GP may be deemed to have indirect beneficial ownership of the Subject Shares held by Aggregator LP.

Oaktree, in its capacity as the managing member of Oaktree LLC, has the ability to direct the management of Oaktree LLC’s business, including the power to direct the decisions of Oaktree LLC regarding the vote and disposition of securities held by Oaktree LLC; therefore, Oaktree may be deemed to have indirect beneficial ownership of the Subject Shares held by Oaktree LLC. Pursuant to the Amended and Restated Investor Rights Agreement, each of Oaktree LLC and any affiliated transferee thereof has granted a power of attorney to vote such person’s shares of Common Stock and to act on such person’s behalf under the Investor Rights Agreement. Additionally, Oaktree, in its capacity as the managing member of Aggregator GP, has the ability to direct the management of Aggregator GP’s business, including the power to direct the decisions of Aggregator GP regarding the vote and disposition of securities held by Aggregator LP; therefore, Oaktree may be deemed to have indirect beneficial ownership of the Subject Shares held by Aggregator LP.

GP, in its capacity as general partner of Oaktree, has the ability to direct the management of Oaktree’s business, including the power to direct the decisions of Oaktree regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP; therefore, GP may be deemed to have indirect beneficial ownership of the Subject Shares.

GP I, in its capacity as the managing member of GP, has the ability to direct the management of GP’s business, including the power to direct the decisions of GP regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP, therefore, GP I may be deemed to have indirect beneficial ownership of the Subject Shares.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP; therefore, Capital I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings LLC, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holdings I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP; therefore, Holdings LLC may be deemed to have indirect beneficial ownership of the Subject Shares.

OCG, in its capacity as the managing member of Holdings LLC, has the ability to direct the management of Holdings LLC’s business, including the power to direct the decisions of Holdings LLC regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP; therefore, OCG may be deemed to have indirect beneficial ownership of the Subject Shares.

Pursuant to the policies of OCM, Messrs. Schapiro and Jonna hold their securities for the benefit of FIE. OCM is the managing member of FIE, Oaktree Capital Management GP LLC (“OCM GP LLC”) is the general partner of OCM, Atlas OCM Holdings LLC (“Atlas OCM LLC”) is the sole managing member of OCM GP LLC and Atlas OCM LLC is managed by its ten member board of directors.

With respect to the Subject Shares reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of Subject Shares which such Reporting Person may be deemed to beneficially own as set forth above.

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Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than Oaktree LLC and Aggregator LP, that it is the beneficial owner of any of the Subject Shares referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than Oaktree LLC and Aggregator LP.

To the actual knowledge of the Reporting Persons, none of the Covered Persons directly owns any Subject Shares; provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the Subject Shares beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the Subject Shares reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c) Except as otherwise set forth in the Schedule 13D, none of the Reporting Persons has effected any transactions related to the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following paragraphs:

Tranche 2 Equity Commitment Agreement

On October 29, 2019, the Oaktree Entities entered into an Equity Commitment Agreement (the “Tranche 2 Equity Commitment Agreement”) with the Issuer and the other parties thereto. Pursuant to the Tranche 2 Equity Commitment Agreement, the Issuer has agreed to issue and sell 80,000 shares of a new Series B-3 Preferred Stock, par value $0.0001 per share (the “Series B-3 Preferred Stock”), and 3,568,750 warrants, with an exercise price of $0.0001 per share to purchase the Issuer’s common stock, par value $0.0001 per share (the “Warrants”), to Ares Special Situations Fund IV, L.P. (“ASSF IV”) and ASOF Holdings I, L.P. (“ASOF Holdings, and together with ASSF IV, the “Ares Commitment Parties”) for an aggregate purchase price of $80.0 million (the “Tranche 2 First Closing”). Consummation of the Tranche 2 First Closing is subject to a number of conditions; however, the Issuer expects the Tranche 2 First Closing to occur within 12 business days.

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The Tranche 2 Equity Commitment Agreement provides that, subject to certain limitations, within five business days after any issuance, from time to time, of shares of Common Stock following the 2020 Commitment (as defined below) closing or the termination of such obligation (the “Warrant Measurement Date”): (i) to the Oaktree Entities or their affiliates pursuant to Section 3.6 of the Merger Agreement, (ii) upon the conversion of any shares of the Issuer’s Series A Preferred Stock into common stock, (iii) upon the exercise of any warrant with an exercise price of $11.50 or higher, and (iv) upon the exercise of any equity issued pursuant to the Issuer’s long term incentive plan or other equity plan with a strike price of $11.50 or higher (collectively, all shares issued at such time pursuant to clauses (i) through (iv), the “Additional Common Stock”), the Issuer will issue to the Ares Commitment Parties (or such managed funds, investment vehicles, co-investment vehicles and/or accounts of the Ares Commitment Parties or their affiliates as the Ares Commitment Parties may direct) and the Oaktree Entities a number of additional Warrants equal to (x) the number of shares of such Additional Common Stock multiplied by (y) the applicable share factor, which additional Warrants will be adjusted pursuant to any Adjustments (as defined in the Warrant Certificate (as defined below)) that have occurred.

Additionally, subject to obtaining any required stockholder approval, and subject to certain limitations, within five business days after the Warrant Measurement Date, the Issuer will issue to the Ares Commitment Parties (or such managed funds, investment vehicles, co-investment vehicles and/or accounts of the Ares Commitment Parties or their affiliates as the Ares Commitment Parties may direct) and the Oaktree Entities a number of additional Warrants equal to the aggregate number of shares of Additional Common Stock issued during the period beginning on and including the closing date and ending on the Warrant Measurement Date, multiplied by the applicable party’s share factor, which additional Warrants will be adjusted pursuant to any Adjustments (as defined in the Warrant Certificate) that have occurred.

Under the Tranche 2 Equity Commitment Agreement, the number of shares of common stock into which the Warrants are exercisable is limited as necessary to comply with the rules of the NASDAQ Global Select Market (“NASDAQ”). The Issuer has agreed in the Tranche 2 Equity Commitment Agreement to use its best efforts to obtain shareholder approval of the issuance of the Warrants and the common stock issuable upon the conversion of the Series B Preferred Stock as needed to comply with NASDAQ.

Pursuant to the terms of the Tranche 2 Equity Commitment Agreement and at the Tranche 2 First Closing, the Issuer will enter into an amendment with the Ares Commitment Parties and the Oaktree Entities to that certain amended and restated registration rights agreement, dated as March 28, 2018, as amended (the “Registration Rights Agreement”), to add the common stock issuable upon exercise of the Warrants purchased by the Ares Commitment Parties as registerable securities under the Registration Rights Agreement.

Under the terms of the Tranche 2 Equity Commitment Agreement, each of (i) the Ares Commitment Parties and (ii) Aggregator LP (collectively, the “Backstop Parties”) have committed to purchase up to an additional 7,500 shares of Series B-3 Preferred Stock and approximately 257,812 Warrants (the “2019 Commitment”), subject to certain conditions as set forth in the Tranche 2 Equity Commitment Agreement. The 2019 Commitment will be triggered if, following the Tranche 2 First Closing, but prior to December 20, 2019, the Issuer has not repaid an aggregate principal amount of at least $15.0 million of its term loan under certain circumstances. The additional shares of Series B-3 Preferred Stock and corresponding Warrants to be purchased by the Backstop Parties in the 2019 Commitment will be reduced pro rata to the extent the Issuer makes a payment under its term loan using permitted cash. The proceeds, if any, from the 2019 Commitment must be used to repay outstanding amounts under the Issuer’s term loan. Any 2019 Commitment will be consummated by the Issuer and the Backstop Parties on or prior to December 31, 2019, subject to the satisfaction of closing conditions required for the 2019 Commitment. Commitment fees and duration fees will be payable in connection with the 2019 Commitment.

Furthermore, the Oaktree Entities have committed to purchase an additional aggregate amount of 7,500 shares of Series B-3 Preferred Stock and approximately 257,812 Warrants (the “2020 Commitment”) to the extent the shares of Series B-3 Preferred Stock and corresponding Warrants are not purchased by the Issuer’s common stockholders in the Rights Offering (as defined below) (or if the proceeds from the Rights Offering are not used to repay the Issuer’s term loan), subject to certain conditions as set forth in the Tranche 2 Equity Commitment Agreement. Any 2020 Commitment will be consummated by the Issuer and the Backstop Parties on or prior to the date that is on or before 180 days from the Tranche 2 First Closing, subject to satisfaction of closing conditions required for the 2020 Commitment. The proceeds, if any, from the 2020 Commitment must be used to repay outstanding amounts under the Issuer’s term loan. Commitment fees and duration fees are payable in connection with the 2020 Commitment.

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The closing of all of the transactions under the Tranche 2 Equity Commitment Agreement are subject to various material closing conditions, including, but not limited to, that no material adverse effect shall have occurred, the receipt of applicable government approvals, no law or order being an impediment to the consummation of the transactions, accuracy of the representations and warranties set forth in the Tranche 2 Equity Commitment Agreement, compliance with covenants, review by NASDAQ, the closing of the transactions under the Exchange Agreement (as defined below), the filing of a certificate of designation for the Series B-3 Preferred Stock (the “Series B-3 Certificate”), the filing of an amended and restated certificate of designations for the Series B-1 Preferred Stock (as defined below) (the “Amended Series B-1 Certificate”) and the filing of an amended and restated certificate of designations for the Series B-2 Preferred Stock (as defined below) (the “Amended Series B-2 Certificate”) with the Secretary of State of the State of Delaware, and the Issuer’s payment of expenses.

The foregoing description of the Tranche 2 Equity Commitment Agreement does not purport to be complete and is qualified in its entirety by the full text of the Tranche 2 Equity Commitment Agreement, which is filed hereto as Exhibit 24, and is incorporated herein by reference.

Series B-3 Certificate of Designation

The terms of the Series B-3 Preferred Stock will be governed by the Series B-3 Certificate. In connection with the closing of the transactions under the Tranche 2 Equity Commitment Agreement, the Issuer will file the Series B-3 Certificate. Terms that are capitalized in the description below but not defined herein have the definition given to such term in the Series B-3 Certificate.

Stated Value. The Series B-3 Preferred Stock will have a stated value (the “Stated Value”) of an amount equal to the sum of (i) $1,000, as equitably adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction with respect to the Series B-3 Preferred Stock after the date of issuance of the Series B-3 Preferred Stock, plus (ii) the amount of accumulated but unpaid dividends compounded and accrued.

Dividends. No dividends will be paid on any shares of Series B-3 Preferred Stock except as, if and when declared by the Board. Commencing from and after the applicable issue date of the Series B-3 Preferred Stock until redeemed, dividends will accrue (daily on the basis of a 360-day year consisting of twelve 30-day periods except for partial periods) at the Accumulated Dividend Rate (as defined below) on the Stated Value, and will increase the Stated Value of the Series B-3 Preferred Stock on and effective as of each of March 31, June 30, September 30 and December 31 through redemption (each, a “Dividend Date”) without any further action by the Board; provided, that, to the extent not prohibited by applicable law, and only as, if and when declared by the Board, dividends will be declared and paid in cash at the Cash Dividend Rate (as defined below) on the Stated Value, and will be payable in cash quarterly in arrears on the applicable Dividend Date.

“Accumulated Dividend Rate” means 15% per annum; provided that from and after the occurrence of any Non-Payment Event or Default Event and until the cure, resolution or waiver of such Non-Payment Event or Default Event, as the case may be, the Accumulated Dividend Rate will be the Accumulated Dividend Rate as otherwise determined plus 2% per annum.

“Cash Dividend Rate” means (i) with respect to any dividend period for which the Total Net Leverage Ratio is greater than 1.50 to 1.00, 13.5% per annum, and (ii) with respect to any dividend period for which the Total Net Leverage Ratio is less than or equal to 1.50 to 1.00, 12% per annum.

“Total Net Leverage Ratio” means, with respect to any dividend period, the “Total Net Leverage Ratio” (as defined under the Issuer’s credit agreement as in effect from time to time).

Until the Series B-3 Preferred Stock is redeemed, neither the Issuer nor any of its subsidiaries will declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Issuer or any of its subsidiaries, other than (i) dividends payable on (A) Senior Stock, (B) Series B-1 Preferred Stock, Series B-2 Preferred Stock, and under their respective certificates, (C) other Parity Stock except in accordance with the certificate and (D) Junior Stock payable solely in the form of additional shares of Junior Stock, and (ii) dividends or distributions by a subsidiary; provided that the Issuer may pay cash dividends on the Series A Preferred Stock (“Class A Cash Dividends”) if permitted by the terms of the Series B-1 Preferred Stock and Series B-2 Preferred Stock and either (x) no dividends have accumulated on any shares of Series B-3 Preferred Stock prior to or on the date such dividend is paid on the Series A Preferred Stock or (y) as of the date such dividend is paid on the Series A Preferred Stock, the Issuer has redeemed, in accordance with the Series B-3 Certificate, shares of Series B-3 Preferred Stock having a Stated Value that has been increased as a result of all Series B-3 Preferred Accumulated Dividends that have accumulated since the applicable issue of the Series B-3 Preferred Stock in respect of shares of Series B-3 Preferred Stock outstanding as of such date and the Issuer has paid a Series B-3 Preferred Cash Dividend for such dividend period with respect to any shares of Series B-3 Preferred Stock that remain outstanding.

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Voting Rights; As If Converted Voting. Other than any voting rights provided by applicable law or as expressly provided by the Series B-3 Certificate, the holders of the Series B-3 Preferred Stock (in their capacities as such) will not have voting rights of shareholders. The Series B-3 Certificate provides that, from and after such time as the Conversion Conditions (as defined below) are satisfied, the shares of Series B-3 Preferred Stock will vote together with the common stockholders on an as-converted basis on each matter submitted to a vote of the stockholders of the Issuer other than the election of directors.

Consent Rights. Until all of the Series B-3 Preferred Stock have been redeemed, without the prior written approval of Ares, the Issuer will not be permitted to take certain actions, including, but not limited to, issuing equity securities that rank equal to or senior to the Series B-3 Preferred Stock, incurring certain indebtedness and amending, supplementing or otherwise modifying any provision of the Series B-3 Certificate in a manner that would reasonably be expected to be materially adverse to the rights or obligations of the holders of the Series B-1 Preferred Stock, Series B-2 Preferred Stock or Series B-3 Preferred Stock.

Optional Redemption. Under the terms of the Series B-3 Certificate, the Issuer may, at any time and from time to time, redeem all or any portion of the shares of Series B-3 Preferred Stock then outstanding at the Optional Redemption Price per share; provided, that any redemption of less than all of the Series B-3 Preferred Stock outstanding shall be on a pro rata basis among the holders of Series B-3 Preferred Stock in accordance with the number of shares of Series B-3 Preferred Stock then held by such holders. The Optional Redemption Price will be a price per share of Series B-3 Preferred Stock in cash equal to the greater of (i) the Stated Value thereof plus all accrued and unpaid dividends thereon since the immediately preceding Dividend Date calculated through the day prior to such redemption and (ii) $1,500, plus all accrued and unpaid dividends thereon since the immediately preceding Dividend Date calculated through the day prior to such redemption, minus the amount of any Series B-3 Preferred Cash Dividends actually paid on such share of Series B-3 Preferred Stock since the applicable issue date of the Series B-3 Preferred Stock.

Mandatory Redemption. Under the terms of the Series B-3 Certificate, on February 15, 2025 (the “Mandatory Redemption Date”), the Issuer will be required to redeem all shares of the Series B-3 Preferred Stock then outstanding at the Mandatory Redemption price per share. The Mandatory Redemption price per share will equal a price per share of Series B-3 Preferred Stock in cash equal to the Stated Value thereof plus all accumulated and unpaid dividends thereon calculated through the day prior to such redemption.

If the Issuer does not redeem all shares of Series B-3 Preferred Stock outstanding within 60 days from the Mandatory Redemption Date, then during the period from the 60th day following the Mandatory Redemption Date until the date upon which all shares of Series B-3 Preferred Stock then outstanding are redeemed in full, then (i) the Board will owe a fiduciary duty to all holders of Series B-3 Preferred Stock to the same extent as the holders of common stock, (ii) the size of the Board will be increased such that holders of Series B Preferred Stock (Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock), voting as a single class, have the right to designate and appoint (and the corresponding right to remove and fill vacancies) a majority of the members of the Board, and (iii) the Accumulated Dividend Rate and the Cash Dividend Rate will each be increased to a rate of 25% per annum on the Series B Preferred Stock (Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock) until the redemption in full.

Redemption in Connection with Certain Events. Under the terms of the Series B-3 Certificate, subject to compliance with the terms of any credit agreement, the Issuer will be required to redeem all of the Series B-3 Preferred Stock as a condition to the consummation of certain transactions, including but not limited to, transactions constituting a change of control or significant dispositions or equity sales by the Issuer.

Conversion into Common Stock in Connection with Certain Events. If both (x) the holders of the Issuer’s capital stock entitled to vote on such matters have approved the issuance of common stock upon conversion of the Series B-3 Preferred Stock in compliance with Nasdaq Marketplace Rule 5635, and (y) at least sixty days have elapsed following the Mandatory Redemption Date of the Series B-3 Preferred Stock without redemption thereof, a majority of the holders of the Issuer’s Series B Preferred Stock can elect to convert the Series B-3 Preferred Stock into shares of the Issuer’s Common Stock (the “Series B-3 Conversion”). The conversion rate for the Series B-3 Conversion will be based on the VWAP per shares of the Issuer’s common stock for the 30 consecutive trading days ending on the trading day immediately prior to the Conversion Date.

The foregoing description of the Series B-3 Certificate of Designation does not purport to be complete and is qualified in its entirety by the full text of the form of Series B-3 Certificate of Designation, which is filed hereto as Exhibit 24, and is incorporated herein by reference.

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Warrant Certificate

In connection with the sale of the Series B-3 Preferred Stock under the Tranche 2 Equity Commitment Agreement, the Issuer will provide each Commitment Party with Warrants pursuant to a Warrant Certificate (the “Tranche 2 Warrant Certificate”). Each Warrant under the Tranche 2 Warrant Certificate will be exercisable into the Issuer’s common stock at an exercise price per share of $0.0001 (the “Exercise Price”). The exercise of the Warrant is limited as necessary to comply with the rules of NASDAQ. The Issuer has agreed in the Tranche 2 Equity Commitment Agreement to use its best efforts to obtain shareholder approval of the issuance of Common Stock upon exercise of the Warrants as needed to comply with NASDAQ rules.

The number of shares of common stock issuable upon exercise of the Warrant will be adjusted for dividends, subdivisions or combinations of the Issuer’s common stock; cash distributions or other distributions; reorganization, reclassification, consolidation or merger; and spin-offs.

The foregoing description of the Tranche 2 Warrant Certificate does not purport to be complete and is qualified in its entirety by the full text of the form of Tranche 2 Warrant Certificate, which is filed hereto as Exhibit 24, and is incorporated herein by reference.

Amended and Restated Series B-1 Certificate and Amended and Restated Series B-2 Certificate

The terms of the original Series B Preferred Stock issued to Aggregator LP on May 20, 2019 (the “Original Series B Preferred Stock”) pursuant to the Tranche 2 Equity Commitment Agreement were governed by the Series B Certificate (the “Original Series B Certificate”). On August 30, 2019, in connection with the closing of the Tranche One Transaction, the Issuer (i) amended and restated the Original Series B Certificate to re-designate the Original Series B Preferred Stock issued and outstanding prior to the closing of the Tranche One Transaction as “Series B-1 Preferred Stock” (as so amended and restated, the “Series B-1 Preferred Stock”) and filed the Amended and Restated Certificate of Designations for the Series B-1 Preferred Stock (the “Series B-1 Certificate”) with the Secretary of State of the State of Delaware and (ii) created a new series of the Issuer’s preferred stock designated as “Series B-2 Preferred Stock,” the terms of which are governed by the Certificate of Designations for the Series B-2 Preferred Stock (the “Series B-2 Certificate”).

In connection with the sale of the Series B-3 Preferred Stock under the Tranche 2 Equity Commitment Agreement, the Series B-1 Certificate and Series B-2 Certificate will be amended to provide certain additional consent rights that were granted in the Series B-3 Certificate as described above under “Consent Rights.” Additionally, the Series B-1 Certificate and Series B-2 Certificate will be amended to provide additional rights to the holders of the Series B-1 Preferred Stock and Series B-2 Preferred Stock following a mandatory redemption that are in the Series B-3 Certificate as described above under “Mandatory Redemption,” as well as a provision that the Series B-1 Preferred Stock and Series B-2 Preferred Stock will be convertible into common stock subject to the same conditions and in the same scenarios as the Series B-3 Preferred Stock. The Series B-1 Certificate and Series B-2 Certificate will be further amended to make certain conforming and administrative changes.

The foregoing description of the Amended and Restated Series B-1 and B-2 Preferred Stock Certificate of Designations does not purport to be complete and is qualified in its entirety by the full text of forms of the Amended and Restated Series B-1 and B-2 Preferred Stock Certificate of Designations, which is filed hereto as Exhibit 24, and is incorporated herein by reference.

Investor Rights Agreement

In connection with the sale of the Series B-3 Preferred Stock under the Tranche 2 Equity Commitment Agreement, Oaktree LLC and Aggregator LP will enter into an Investor Rights Agreement (“Tranche 2 Investor Rights Agreement”), with the Issuer and the Ares Commitment Parties. The Investor Rights Agreement will provide that if the Issuer does not redeem all shares of Series B Preferred Stock (Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock) outstanding within 60 days from their respective mandatory redemption dates, then during the period from the 60th day following their respective mandatory redemption dates until the date upon which all shares of Series B Preferred Stock (Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock) then outstanding are redeemed in full (the “Exit Right Period”), then (i) the Board will owe a fiduciary duty to all holders of Series B Preferred Stock (Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock) to the same extent as the holders of common stock, (ii) the size of the Board will be increased such that holders of Series B Preferred Stock (Series B-1 Preferred Stock,

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Series B-2 Preferred Stock and Series B-3 Preferred Stock), voting as a single class, have the right to designate and appoint (and the corresponding right to remove and fill vacancies) a majority of the members of the Board, (iii) the accumulated dividend rate and the cash dividend rate will each be increased to a rate of 25% per annum on the Series B Preferred Stock (Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock) until the redemption in full of all of the Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock, and (iv) the holders of a majority of the shares of Series B Preferred Stock (Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock) will have the right to cause the Issuer to effect a sale (directly or indirectly) of some or all of the assets or equity of the Issuer and any of its subsidiaries, and to use the proceeds thereof to redeem in full the Series B Preferred Stock (Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock) (a “Redemption Sale”). If the conditions of the Redemption Sale are triggered, the Issuer will be required to take all actions necessary or requested to implement and consummate such Redemption Sale, and will be required to use commercially reasonable efforts to cooperate to implement and consummate such Redemption Sale. Under the Investor Rights Agreement, the Issuer will covenant not to take, or cause its subsidiaries to take, any actions that could reasonably be expected to delay, impede or prohibit a Redemption Sale. Each party to the Investor Rights Agreement (other than the Issuer) will agree, during any Exit Right Period, to vote all securities of the Issuer to ensure the terms of the Investor Rights Agreement are effectuated (including voting in favor of a Redemption Sale), as well as to abide by certain other restrictions.

Exchange Agreement

On October 29, 2019, Oaktree LLC (and for certain limited purposes, Aggregator LP and Oaktree) entered into a Preferred Stock Exchange Agreement with the Issuer, ASSF IV and ASOF Holdings (the “Exchange Agreement”). The Exchange Agreement provides that Oaktree LLC will exchange 50% of the outstanding Series A Preferred Stock held by Oaktree LLC, at the Tranche 2 First Closing under the Tranche 2 Equity Commitment Agreement for shares of Series B-3 Preferred Stock and Warrants (the “Exchange”). The number of shares of Series B-3 Preferred Stock to be issued in the Exchange will equal the aggregate stated value of the Series A Preferred Stock (the “Series A Stated Value”) exchanged (which Series A Stated Value will equal $1,000.00 per share of Series A Preferred Stock plus the amount of accumulated but unpaid dividends compounded and accumulated through the closing date) divided by $1,000.00. The number of Warrants to be issued in the exchange will equal the aggregate Series A Stated Value multiplied by the fraction equal to 5.5/160 (subject to certain anti-dilution provisions in the Tranche 2 Equity Commitment Agreement). The Exchange Agreement also contains consents regarding the transactions under the Exchange Agreement, as well as other customary provisions.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by the full text of the Exchange Agreement, which is filed hereto as Exhibit 25, and is incorporated herein by reference.

Rights Offering Agreement

On October 29, 2019, the Oaktree Entities entered into a Rights Offering Agreement with the Issuer, ASSF IV and ASOF Holdings (the “Rights Offering Agreement”). The Rights Offering Agreement provides that the Issuer will effectuate a rights offering whereby the holders of the Issuer’s outstanding common stock (excluding Oaktree, Aggregator LP, ASSF IV, ASOF Holdings and each of their director designees, the officers of the Issuer and any related party of any of the foregoing) will receive a transferable right, but not the obligation, to purchase shares of Series B-3 Preferred Stock and associated Warrants (the “Rights Offering”). The Rights Offering will be subject to a maximum participation of 15,000 shares of Series B-3 Preferred Stock and 515,625 Warrants, an individual investment minimum of $50,000 (and a right to participate at the minimum investment subject to pro rata reduction), and a maximum of $2.25 million. The Rights Offering Agreement also contains consents regarding the transactions under the Rights Offering Agreement, as well as other customary provisions.

The foregoing description of the Rights Offering Agreement does not purport to be complete and is qualified in its entirety by the full text of the Rights Offering Agreement, which is filed hereto as Exhibit 26, and is incorporated herein by reference.

Voting Agreement

On October 29, 2019, Oaktree LLC and Aggregator LP entered into a voting agreement (the “Voting Agreement”) with the Issuer, M III Sponsor, Mohsin Y. Meghji, Mohsin Meghji 2016 Gift Trust and Charles Garner. The Voting Agreement provides that, at any meeting of the Issuer’s shareholders for the purpose of approving the issuance of Warrants under the Tranche 2 Equity Commitment Agreement and for the Series B-3 Conversion, Oaktree LLC, Aggregator LP and M III

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Sponsor, Mohsin Y. Meghji, Mohsin Meghji 2016 Gift Trust and Charles Garner (collectively, the “M III Stockholders”), severally agree that they will vote in favor of such proposals. Additionally, each of Oaktree LLC, Aggregator LP and the M III Stockholders has covenanted and agreed not to offer or agree to sell or otherwise dispose of or grant a proxy with respect to its voting rights unless such transferee agrees to be bound by the terms of the Voting Agreement. The obligations and restrictions under the voting agreement will automatically terminate on the date on which the shareholder approval of the issuance of Warrants and common stock upon the convertibility of the Series B Preferred Stock as needed to comply with NASDAQ is obtained.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the full text of the Voting Agreement, which is filed hereto as Exhibit 27, and is incorporated herein by reference.

Indemnification Letter

On October 29, 2019, in connection with the transactions contemplated by the Tranche 2 Equity Commitment Agreement, the Issuer entered into a letter agreement (the “Indemnification Letter”) with the Oaktree Entities pursuant to which the Issuer agreed to indemnify the Oaktree Entities and their affiliates for certain matters relating to the transactions, including breaches and inaccuracies in the representations and warranties in any of the transaction documents related to the Tranche 2 Equity Commitment Agreement, or any breach or default of any covenants, agreements or obligations in such transaction documents.

The foregoing description of the Indemnification Letter does not purport to be complete and is qualified in its entirety by the full text of the Indemnification Letter, which is filed hereto as Exhibit 28, and is incorporated herein by reference.

Second Amended and Restated Investor Rights Agreement

On August 30, 2019, in connection with the closing of the Tranche One Transaction, Oaktree LLC and Oaktree entered into the Second Amended and Restated Investor Rights Agreement (“Second A&R Investor Rights Agreement”), with the Issuer and M III Sponsor I LLC (“M III Sponsor”). The Second A&R Investor Rights Agreement amended and restated the Amended and Restated Investor Rights Agreement, dated as of May 20, 2019 in order to, among other things, increase the size of the Board to ten directors (as a result of Ares Management LLC obtaining the right to designate an additional director to the Board pursuant to the Series B-1 Certificate and the Series B-2 Certificate).

The foregoing description of the Second Amended and Restated Investor Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Second Amended and Restated Investor Rights Agreement, which is filed hereto as Exhibit 23, and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1	Joint Filing Agreement, by and among the Reporting Persons, dated as of October 31, 2019.

Exhibit 2	Agreement and Plan of Merger, dated as of November 3, 2017, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.1 to the Issuer’s Amendment No.1 to its Current Report on Form 8-K filed November 8, 2017).

Exhibit 3	Amendment No. 1 to the Agreement and Plan of Merger, dated November 15, 2017, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed November 21, 2017).

Exhibit 4	Amendment No. 2 to the Agreement and Plan of Merger, dated December 27, 2017, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed January 2, 2018).

CUSIP No. 45686J104	SCHEDULE 13D	Page 24 of 31

Exhibit 5	Amendment No. 3 to the Agreement and Plan of Merger, dated January 9, 2018, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.4 to the Issuer’s Current Report on Form 8-K filed January 10, 2018).

Exhibit 6	Amendment No. 4 to the Agreement and Plan of Merger, dated February 7, 2018, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.5 to the Issuer’s Current Report on Form 8-K filed February 9, 2018).

Exhibit 7	Amendment No. 5 to the Agreement and Plan of Merger, dated March 8, 2018, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.6 to the Issuer’s Current Report on Form 8-K filed March 8, 2018).

Exhibit 8	Waiver, Consent and Agreement to Forfeit Founder Shares, dated as of March 20, 2018, by and among IEA Energy Services LLC, Infrastructure and Energy Alternatives, LLC, Oaktree Power Opportunities Fund III Delaware, L.P., M III Acquisition Corp., Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, M III Sponsor I LLC and M III Sponsor I LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed March 20, 2018).

Exhibit 9	Founder Shares Amendment Agreement, dated as of March 26, 2018, by and among M III Sponsor I LLC, M III Sponsor I LP, M III Acquisition Corp. and Infrastructure and Energy Alternatives, LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed March 29, 2018).

Exhibit 10	Registration Rights Agreement dated as of March 26, 2018 by and among Infrastructure and Energy Alternatives, Inc., Oaktree LLC, M III Sponsor I LLC and M III Sponsor I LP, Cantor Fitzgerald & Co., Mr. Osbert Hood and Mr. Philip Marber (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed March 29, 2018).

Exhibit 11	Certificate of Designations of Series A Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed March 29, 2018).

Exhibit 12	Investor Rights Agreement, dated as of March 26, 2018, (i) by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC and any other Sponsor Affiliated Transferees who become a party to the agreement; and (ii) Infrastructure and Energy Alternatives, Inc. Infrastructure and Energy Alternatives, LLC, any other Seller Affiliated Transferees who become a party to the agreement and Oaktree Power Opportunities Fund III Delaware, L.P., in its capacity as the representatives of the Selling Stockholders (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed March 29, 2018).

Exhibit 13	First Amendment to Amended and Restated Registration Rights Agreement, dated as of June 6, 2018, by and between Infrastructure and Energy Alternatives, Inc. and Infrastructure and Energy Alternatives, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed June 7, 2018).

Exhibit 14	Amended and Restated Founder Shares Amendment Agreement, dated as of June 6, 2018, by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC, M III Sponsor I LP, Infrastructure and Energy Alternatives, LLC and Messrs. Hood and Marber (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed June 7, 2018.)

Exhibit 15	Equity Commitment Agreement, dated as of May 14, 2019, by and among Infrastructure and Energy Alternatives Inc., the Commitment Parties thereto, and Oaktree Power Opportunities Fund III Delaware, L.P., solely for limited purposes (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 10-Q filed on May 15, 2019).

Exhibit 16	Amended and Restated Equity Commitment Agreement, dated May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc., and the commitment parties party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 17	Warrant Agreement, dated May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc. and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

CUSIP No. 45686J104	SCHEDULE 13D	Page 25 of 31

Exhibit 18	Second Amendment to Amended and Restated Registration Rights Agreement, dated as of May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc., Infrastructure and Energy Alternatives, LLC, Ares Special Situations Fund IV, L.P. and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 19	Certificate of Designations of Series B Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 20	Amended and Restated Investor Rights Agreement, dated as of May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC, Infrastructure and Energy Alternatives, LLC and Oaktree Power Opportunities Fund III Delaware, L.P. (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 21	Amended and Restated Certificate of Designations of Series A Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 22	Equity Commitment Agreement, dated August 13, 2019, by and among Infrastructure and Energy Alternatives, Inc., the Commitment Parties party thereto and Oaktree Power Opportunities Fund III Delaware, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 10-Q filed on August 14, 2019).

Exhibit 23	Second Amended and Restated Investor Rights Agreement, dated as of August 30, 2019, by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC, Infrastructure and Energy Alternatives, LLC and Oaktree Power Opportunities Fund III Delaware, L.P. (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed on August 30, 2019).

Exhibit 24	Equity Commitment Agreement, dated October 29, 2019, by and among Infrastructure and Energy Alternatives, Inc., the Commitment Parties party thereto, Oaktree Power Opportunities Fund III Delaware, L.P., Infrastructure and Energy Alternatives, LLC, and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on October 30, 2019).

Exhibit 25	Preferred Stock Exchange Agreement, dated October 29, 2019, by and among the Infrastructure and Energy Alternatives, Inc., Infrastructure and Energy Alternatives, LLC, Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P., Oaktree Power Opportunities Fund III Delaware, L.P., and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on October 30, 2019).

Exhibit 26	Rights Offering Agreement, dated October 29, 2019, by and among Infrastructure and Energy Alternatives, Inc., Infrastructure and Energy Alternatives, LLC, Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P., Oaktree Power Opportunities Fund III Delaware, L.P., and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on October 30, 2019).

Exhibit 27	Voting Agreement, dated as of October 29, 2019, by and among Infrastructure and Energy Alternatives, Inc., Infrastructure and Energy Alternatives, LLC, OT POF IEA Preferred B Aggregator, L.P., M III Sponsor, Mohsin Y. Meghji, Mohsin Meghji 2016 Gift Trust and Charles Garner and M III Sponsor I LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed on October 30, 2019).

Exhibit 28	Indemnification Letter Agreement, dated as of October 29, 2019, by and among Infrastructure and Energy Alternatives, Inc., Oaktree Power Opportunities Fund III Delaware L.P., Infrastructure and Energy Alternatives, LLC and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed on October 30, 2019).

CUSIP No. 45686J104	SCHEDULE 13D	Page 26 of 31

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2019

Infrastructure and Energy Alternatives, LLC

By:	/s/ Peter Jonna
Name: Peter Jonna Title: Authorized Signatory

OT POF IEA Preferred B Aggregator, L.P.

By:	OT POF IEA Preferred B Aggregator GP, LLC
Its:	General Partner

By:	Oaktree Power Opportunities Fund III Delaware, L.P.
Its:	Managing Member

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

OT POF IEA Preferred B Aggregator GP, LLC

By:	Oaktree Power Opportunities Fund III Delaware, L.P.
Its:	Managing Member

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

CUSIP No. 45686J104	SCHEDULE 13D	Page 27 of 31

Oaktree Power Opportunities Fund III Delaware, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

Oaktree Fund GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

Oaktree Fund GP I, L.P.

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

Oaktree Capital I, L.P.

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Senior Vice President

OCM Holdings I, LLC

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Senior Vice President

Oaktree Holdings, LLC

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Senior Vice President

Oaktree Capital Group, LLC

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Senior Vice President

Oaktree Capital Management, L.P.

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Senior Vice President

CUSIP No. 45686J104	SCHEDULE 13D	Page 28 of 31

OCM FIE, LLC

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory